                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                GTS Duratek, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    36237J107
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / x /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)
                              Page 1 of 14 Pages
                              Exhibit Index: 11

                                  SCHEDULE 13D


CUSIP NO. 36237J107                                           PAGE 2 OF 14 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS CAPITAL OFFSHORE PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /  /
                                                     b.  /  /

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           7        Sole Voting Power

 Number of                                  509,039
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   509,039
    With

                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            509,039

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         /  /

13       Percent of Class Represented By Amount in Row (11)

                                            5.11%

14       Type of Reporting Person*

                  IC; OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 36237J107                                           PAGE 3 OF 14 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS CAPITAL L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /  /
                                                     b.  /  /

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  BERMUDA

                           7        Sole Voting Power

 Number of                                  509,039
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   509,039
    With

                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            509,039

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              /  /

13       Percent of Class Represented By Amount in Row (11)

                                            5.11%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 36237J107                                           PAGE 4 OF 14 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Steven J. Gilbert (doing business as Soros Capital)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /  /
                                                     b.  /  /

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power

 Number of                                  509,039
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   509,039
    With

                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            509,039

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                          /  /

13       Percent of Class Represented By Amount in Row (11)

                                    5.11%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 14 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, $0.01 par value (the "Shares"), of GTS Duratek, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 8955 Guilford Road, Suite 2001 Columbia, Maryland 21406.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of the following persons (the "Reporting Persons"):

         (1) Soros Capital Offshore Partners LDC, a Cayman Islands limited duration company ("Offshore");

         (2) Soros Capital L.P., a Bermuda limited partnership ("Capital"); and

         (3) Mr. Steven J. Gilbert, doing business as a sole proprietorship under the name Soros Capital ("Mr. Gilbert").

         This statement relates to Shares acquired at the direction of Mr. Gilbert for the account of Offshore.

Offshore, Capital and Mr. Gilbert

         Offshore was formed primarily to make an investment in C/S International Partners ("C/S"), a Cayman Islands general partnership, and to serve as the administrative general partner thereof. C/S is one of four parallel investment vehicles comprising the Carlyle II Fund. Offshore holds a 99% general partnership interest in C/S, and TC Group, L.L.C. holds the remaining 1% general partnership interest in C/S and serves as the managing general partner of C/S. Capital is the majority owner of Offshore. The principal office of Offshore is located c/o Coutts & Co. (Cayman) Limited, West Bay Road, George Town, Grand Cayman, Cayman Islands, B.W.I.

         Capital is a Bermuda limited partnership principally engaged in direct and indirect investments in buy-out transactions and restructuring, venture capital, mezzanine finance and strategic and special situations investments. Its principal office is located at Richmond House, 12 Par-La-Ville Road, Hamilton HM DX, Bermuda. Mr. Gilbert is the managing general partner and Soros Capital (Bermuda) Ltd. is the resident general partner. Quantum Industrial Partners LDC, a Cayman Islands limited duration company ("QIP"), is the sole limited partner of Capital.

         Soros Capital (Bermuda) Ltd. is a Bermuda exempted company, whose sole purpose is to act as resident general partner of Capital. The principal office of Soros Capital (Bermuda) Ltd. is at Richmond House, 12 Par-La-Ville Road, Hamilton HM DX, Bermuda.

         The principal occupation of Mr. Gilbert, a United States citizen, is as an investment manager, a function which is carried out in his capacity as managing general partner of Capital. Mr. Gilbert is a Managing Director of Commonwealth Capital Partners, a private equity investment fund. Mr. Gilbert also serves as a director of the Issuer. Mr. Gilbert's business address is 785 Smith Ridge Road, New Canaan, Connecticut 06840.


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                                                              Page 6 of 14 Pages

         Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), Capital (by reason of its majority ownership and control of Offshore) and Mr. Gilbert (by reason of his position as managing general partner of Capital) may each be deemed the beneficial owner of securities, including the Shares, held by Offshore.

Quantum Industrial Partners LDC, OIHMI, OIH Management, Inc. and Mr. Soros

         Most of Capital's investment assets are provided by QIP, a majority of the outstanding shares of which are held by Quantum Industrial Holdings Ltd., a British Virgin Islands international business company ("Quantum Industrial" and together with QIP, the "Quantum Industrial Entities"). The principal business of QIP is investment in securities. The principal business of Quantum Industrial is investment and trading in securities and other assets, both directly and indirectly through its investment in QIP. The principal office of the Quantum Industrial Entities is located at Kaya Flamboyan 9, Curacao, Netherlands Antilles.

         QIH Management Investor, L.P., an investment advisory firm organized as a Delaware limited partnership ("QIHMI"), is a minority shareholder of, and (pursuant to the constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. QIHMI, by reason of such investment discretion, may be deemed a beneficial owner of securities held by QIP (including the Shares) for purposes of Section 13(d) of the Act.

         The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. The sole business of QIH Management, Inc., a Delaware corporation and the sole general partner of QIHMI, is to serve as the sole general partner of QIHMI. QIHMI and QIH Management, Inc. have their principal offices at 888 Seventh Avenue, New York, New York 10106.

         Mr. George Soros, a United States citizen, is the sole shareholder and the person ultimately in control of QIH Management, Inc. The principal occupation of Mr. Soros is the direction of the activities of QIH and of Soros Fund Management ("SFM"), a private investment management firm, which is carried out at their principal offices located at 888 Seventh Avenue, New York, New York 10106.

         None of QIP, QIHMI, QIH Management, Inc. or Mr. Soros have any voting or dispositive power with respect to the Shares held by Offshore. As such, QIP, QIHMI,QIH Management, Inc. and Mr. Soros expressly dislcaim beneficial ownership of the Shares held by Offshore.

         Current information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated herein by reference.

         During the past five years, none of the Reporting Persons or any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 7 of 14 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to: (1) a Stock Purchase Agreement by and among (a) the Issuer, (b) Carlyle Partners II, L.P., a Delaware limited partnership ("CP II");
(ii) Carlyle International Partners II, L.P., a Cayman Islands exempted limited partnership ("CIP II"); (iii) Carlyle International Partners III, L.P., a Cayman Islands exempted limited partnership ("CIP III"); (iv) C/S International Partners, a Cayman Islands partnership ("C/S"); (v) Carlyle-GTSD Partners, L.P., a Delaware limited partnership ("CP-GTSD"); (vi) Carlyle-GTSD Partners II, L.P., a Delaware limited partnership ("CP-GTSD II"; and collectively with CP II, CIP II, CIP III, C/S, CP-GTSD, and CP-GTSD II referred to herein as the "Buyers") and (c) National Patent Development Corporation, a Delaware corporation ("NPD") dated January 24, 1995 (the "Stock Purchase Agreement"); (2) that certain Stockholders Agreement by and among the Company, the Buyers and NPD dated January 24, 1995 (the "Stockholders Agreement"); (3) that certain Registration Rights Agreement by and among the Company, the Buyers and NPD dated January 24, 1995 (the "Registration Rights Agreement"); and (4) that certain Escrow Agreement by and among Buyers, NPD and Signet Trust Company dated January 24, 1995 (the "Escrow Agreement"; and collectively with the Stock Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement referred to herein as the "Operative Documents"), on January 24, 1995, the following securities were purchased: (i) an aggregate of 160,000 shares of Common Stock of the Issuer's authorized 8% Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock"), from the Issuer; (ii) an aggregate of 1,667,000 shares of the Common Stock from NPD; (iii) the right to purchase 500,000 shares of Common Stock from NPD; and
(iv) the right to purchase 1,250,000 shares of newly-issued Common Stock from the Issuer (collectively, the "Financing Transaction"). Pursuant to an independent coinvestment relationship between C/S and Offshore, at the time of the Financing Transaction, Offshore contributed $1,221,724 of C/S' investment in the Financing Transaction, the amount of which was provided by Offshore from its working capital. In exchange for the $1,221,724 investment, within thirty days following the Financing Transaction, C/S transferred to Offshore 9,308 of its shares of Convertible Preferred Stock, 96,962 of its Shares, an option from NPD (the "NPD Option") to purchase 29,089 of NPD's Shares and an option from the Issuer (the "Issuer Option") to purchase 72,722 Shares. Subsequently, on December 22, 1995, Offshore exercised the NPD Option and thereby acquired
29,089 additional Shares for $3.75 per Share. The $109,083.75 expended by Offshore to exercise the NPD Option was provided by Offshore's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         All of the Shares reported herein as having been acquired for the account of Offshore were acquired for investment purposes, expect as provided in the documents listed in Item 3. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to
Item 2, have any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares of which each of the Reporting Persons may be deemed a beneficial owner is 509,039 (approximately 5.11% of the total number of Shares which would be

                                                              Page 8 of 14 Pages

outstanding assuming the exercise or conversion of all of the convertible securities held by Offshore). This number consists of (i) 126,051 Shares held by Offshore, (ii) 310,266 Shares issuable upon conversion of the 9,308 shares of Convertible Preferred Stock held by Offshore and (iii) 72,722 Shares issuable upon conversion of the Issuer Option held by Offshore.

         This amount does not include any of the Shares held for the account of C/S, in which Offshore is a principal investor, or any of the other vehicles comprising the Carlyle II Fund. The Reporting Persons do not have or share any voting or dispositive powers with respect to such Shares.

         (b) By virtue of his position as managing general partner of Soros Capital which is majority owner of Offshore, Mr. Gilbert holds the sole power to direct the voting and disposition of the Shares held for the account of Offshore.

         (c) There have been no transactions with respect to the Shares during the past 60 days for the account of Offshore.

         (d) The direct and indirect beneficial owners of Offshore who are described in Item 2 hereof have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities, including the Shares, held by Offshore in accordance with their ownership interests in Offshore.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Item 3 and Item 4 hereto, Offshore has no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement, dated as of March 18, 1996, by and among Soros Capital Offshore Partners LDC, Soros Capital, L.P. and Steven J. Gilbert.

         (b) Power of Attorney, dated March 19, 1996, granted by Soros Capital Offshore Partners LDC in favor of Steven J. Gilbert, Gary S. Gladstein and Sean Warren.

         (c) Stock Purchase Agreement by and among CP II, CIP II, CIP III, C/S, CP-GTSD, CP GTSD II, the Company and NPD dated as of January 24, 1995 (filed as
Exhibit 2 to the initial statement on Schedule 13D filed by CP II, CIP II, CIP III, C/S, CP-GTSD and CP GTSD II (the "Carlyle 13D") and incorporated herein by reference).

         (d) Stockholders Agreement by and among CP II, CIP II, CIP III, C/S, CP-GTSD, CP GTSD II, the Company and NPD dated as of January 24, 1995 (filed as
Exhibit 3 to the Carlyle 13D and incorporated herein by reference).

         (e) Certificate of Designation of the Convertible Preferred Stock dated January 23, 1995 (filed as Exhibit 5 to the Carlyle 13D and incorporated herein by reference).

                                                              Page 9 of 14 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 18, 1996                       SOROS CAPITAL OFFSHORE PARTNERS LDC


                                            By: /s/ Steven J. Gilbert
                                               ---------------------------------
                                               Steven J. Gilbert
                                               Attorney in Fact

Date:  March 18, 1996                       SOROS CAPITAL, L.P.


                                            By: /s/ Steven J. Gilbert
                                               ---------------------------------
                                               Steven J. Gilbert
                                               Managing General Partner

Date:  March 18, 1996
                                               /s/ Steven J. Gilbert
                                               ---------------------------------
                                               Steven J. Gilbert

                                                             Page 10 of 14 Pages

                                     ANNEX A

         The following is a list of all of the persons who serve as Managing Directors or Soros Fund Management ("SFM"):

                                            Scott K.H. Bessent
                                            Walter Burlock
                                            Stanley F. Druckenmiller
                                            Jeffrey L. Feinberg
                                            Arminio Fraga
                                            Gary Gladstein
                                            Robert K. Jermain
                                            David N. Kowitz
                                            Elizabeth Larson
                                            Alexander C. McAree
                                            Paul McNulty
                                            Gabriel S. Nechamkin
                                            Steven Okin
                                            Dale Precoda
                                            Lief D. Rosenblatt
                                            Mark D. Sonnino
                                            Filiberto H. Verticelli
                                            Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                             Page 11 of 14 Pages

                                INDEX OF EXHIBITS

EXHIBIT                                                                                         PAGE
-------                                                                                         ----

     A         Joint Filing Agreement, dated as of March 18, 1996, by and among Soros
               Capital Offshore Partners LDC, Soros Capital, L.P. and Steven J. Gilbert

     B         Power of Attorney, dated March 19, 1996, granted by Soros Capital
               Offshore Partners LDC in favor of Steven J. Gilbert, Gary S.
               Gladstein and Sean Warren